As filed with the Securities and Exchange Commission on April 13, 2000
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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 Antenna TV S.A.
                 (Translation of registrant's name into English)

                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-               .
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For Immediate Release                                             April 13, 2000
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         ANTENNA TV SIGNS MOU TO ENTER INTO INTERNET-RELATED ACTIVITIES

Antenna TV announced today that it had signed a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold (Nasdaq: IGLD) to jointly undertake various Internet-related activities.

Internet Gold is the leading Internet service provider in Israel. It provides Internet access and related value-added services, as well as content through its portals. Internet Gold's nationwide network allows approximately 95% of the Israeli population to access the Internet via a local telephone call.

Internet Gold has agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks SA, a Greek Internet service provider, to transfer to Antenna TV a 20% stake in CompuLink for consideration of USD $1 million, USD $200,000 of which will be paid in cash and USD $800,000 of which will be paid in the form of advertising time on television, on radio and in magazines to be made available to CompuLink. If Antenna acquires a 20% stake it will be granted certain minority protection rights in CompuLink.

Antenna TV and Internet Gold will also form three new companies:
o A joint venture to be owned 70% by Antenna TV and 30% by Internet Gold to provide content from Antenna for Compulink's Internet activities in Greece and for the Cyprus Internet service provider.
o A 50/50 joint venture that will provide content from providers other than Antenna for CompuLink's Internet activities in Greece and for the Cyprus Internet service provider.
o A 50/50 joint venture that will act as an internet service provider in Cyprus.

Theodore Kyriakou, Managing Director of the Antenna Group, said:
"We are delighted to be working together with Internet Gold, the leading Internet service provider in Israel, and with the potential opportunity to acquire a stake in CompuLink.

This relationship is the first step in the implementation of our Internet strategy. Antenna aims to leverage its brand name and dominant media position and establish itself as one of the leading Internet players in Greece. This strategic alliance will provide Antenna TV with another vehicle through which it can capitalize on its programming library, leverage its content and production expertise, position itself in the new media space while also providing an additional source of revenue from the various joint ventures and stake in CompuLink."
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BACKGROUND NOTES

         Antenna TV is the leading television broadcast network and producer of television programming in Greece and the Greek-speaking world, and also operates one of the leading radio stations in the country. In addition, Antenna Group has a majority stake in Daphne Communications SA, a major Greek publishing company, and recently acquired an option of a controlling interest in Makedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license.

         Antenna TV enjoys the highest overall audience share and ratings in Greece. Its leading innovative programming appeals to a variety of audience segments representing a broad cross-section of the Greek population, and enjoys strong brand recognition. Antenna offers a full range of programming including news, talk shows and current affairs programmes, dramas, sitcoms, sporting events, game shows and feature films.

         Antenna TV produces approximately 77% of its programming aired between 7:00 am and 1:00 am (based on hours broadcast). The company's broadcast signal reaches approximately 99% of Greece's 3.2 million television households, representing an audience base of approximately 10.3 million people.

         Since March 1999, Antenna TV's ADSs have been listed on NASDAQ and the London Stock Exchange.

                   (Reuters: NASDAQ / LSE: ANTV.O / AEVDq.L).
                   (Bloomberg: NASDAQ / LSE: ANTV / AEVD LI).

         CompuLink is a Greek Internet service provider and was created in 1995. Its network extends to 25 contact points around Greece, and its activities encompass web development services and integration of Internet and Intranet systems.

         Internet Gold is the leading internet service provider in Israel in terms of the number of subscribers, based on recent surveys. The company provides a wide range of Internet services tailored to meet the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through the Company's portals. The Company provides access through a nationwide network with 14 contact points, allowing approximately 95% of the Israeli population to access the Internet with a local telephone call.

For further information, contact:

Theodore Kyriakou                   Dr. Nikolaos Angelopoulos
Managing Director                   Chief Financial Officer
Antenna TV S.A.                     Antenna TV S.A.
Tel.: +301 688 6305                 Tel.: +301 688 6500

Nicholas Demos                      Deborah Walter
Investor Relations Officer          Director
Antenna TV S.A.                     Gavin Anderson & Company
Tel.: +301 688 6517                 Tel.: +44 207 496 1420

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10-12 Kifissias Ave., 151 25 Maroussi, Athens, Greece Tel.: +3016886517
Fax: +3016886516
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By: /s/ Nikolaos Angelopoulos
                                       -------------------------
                                       Name:  Nikolaos Angelopoulos
                                       Title: Chief Financial Officer

Dated: April 13, 2000